U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd.

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2016 annual shareholder meeting.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Proxy Statement for 2016 Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang

Dated: December 13, 2016